Exhibit 99.1

CI Financial Corp.,

as Issuer

AND

Computershare Trust Company, N.A.,

as Trustee

AND

Computershare Trust Company of Canada,

as Co-Trustee

SECOND SUPPLEMENTAL INDENTURE

Dated as of January 19, 2021

to INDENTURE

Dated as of December 17, 2020

3.200% Notes due 2030

TABLE OF CONTENTS

Page
ARTICLE I

Definitions

SECTION 1.1.	Definition of Terms	2
ARTICLE II

General Terms of the Notes

SECTION 2.1.	Scope of Supplemental Indenture	2
SECTION 2.2.	Designation and Principal Amount	3
SECTION 2.3.	Further Issues	3
SECTION 2.4.	Form of New Notes; Denomination	3
ARTICLE III

Miscellaneous

SECTION 3.1.	Ratification of Base Indenture and First Supplemental Indenture	4
SECTION 3.2.	Trust Indenture Act Controls	4
SECTION 3.3.	Effects of Headings and Table of Contents	4
SECTION 3.4.	Successors and Assigns	4
SECTION 3.5.	Separability Clause	4
SECTION 3.6.	Benefits of the Second Supplemental Indenture	4
SECTION 3.7.	Governing Law; Waiver of Jury Trial	5
SECTION 3.8.	Force Majeure	5
SECTION 3.9.	U.S.A. Patriot Act	5
SECTION 3.10.	Trustee	5
SECTION 3.11.	Agent for Service; Submission to Jurisdiction; Waiver of Immunities.	6
SECTION 3.12.	Execution in Counterparts; Electronic Signature	6
EXHIBIT	A Form of 2030 Notes

SECOND SUPPLEMENTAL INDENTURE, dated as of January 19, 2021 (this “Second Supplemental Indenture”), among CI Financial Corp., a corporation duly organized and existing under the laws of the Province of Ontario (herein called the “Company”), and Computershare Trust Company, N.A., a national banking association, as U.S. trustee (acting in such capacity, the “Trustee”), and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as co-trustee (acting in such capacity, the “Co-Trustee,” and together with the Trustee, the “Trustees”), supplementing the Indenture, dated as of December 17, 2020, among the Company, the Trustee and the Co-Trustee (the “Base Indenture” and the Base Indenture, as amended and supplemented by the First Supplemental Indenture and as supplemented hereby, and as it may be further amended or supplemented from time to time with respect to the Notes, the “Indenture”).

RECITALS

WHEREAS the Company executed and delivered the Base Indenture, among the Company, the Trustee and the Co-Trustee to provide for the issuance from time to time of its debt securities (the “Securities”), to be issued in one or more series;

WHEREAS the Company has duly established and authorized, as a separate series of Securities under the Base Indenture, its 3.200% Notes due 2030 (the “Notes”) and the Company has consented to and approved the issuance of the Notes;

WHEREAS by the First Supplemental Indenture, provision was made for the issuance of US$700,000,000 principal amount of Notes under the Base Indenture as supplemented by the First Supplemental Indenture, all of which were issued on the date of the First Supplemental Indenture (the “Original Notes”);

WHEREAS Section 2.3 of the First Supplemental Indenture permits, without the consent of the Holders of the Notes, the issuance of additional notes having the same ranking and the same interest rate, maturity and other terms as the Notes, except for the issue date, issue price and initial Interest Payment Date, to constitute a single series of Securities under the Indenture;

WHEREAS the Board of Directors of the Company, pursuant to the resolutions duly adopted on January 12, 2021, has duly authorized the issuance of an additional US$260,000,000 principal amount of Notes under the Indenture (the “New Notes”) in accordance with Section 2.3 of the First Supplemental Indenture;

WHEREAS this Second Supplemental Indenture is being entered into pursuant to the provisions of Section 3.1 and 8.1(7) of the Base Indenture and Section 2.3 of the First Supplemental Indenture;

WHEREAS the Company has requested that the Trustees execute and deliver this Second Supplemental Indenture;

AND WHEREAS all acts and things necessary to make this Second Supplemental Indenture a valid agreement according to its terms, and to make the New Notes, when executed by the Company and authenticated and delivered as provided in the Base Indenture, the valid obligations of the Company, have been done and performed, and the execution of this Second Supplemental Indenture and the issue hereunder of the New Notes has been duly authorized in all respects;

NOW THEREFORE, in consideration of the premises and the purchase of the New Notes by the Holders thereof, and for the purpose of setting forth, as provided in the Base Indenture, the forms and terms of the New Notes, the Company covenants and agrees with the Trustees, as follows:

ARTICLE I

Definitions

SECTION 1.1. Definition of Terms. Except as otherwise expressly provided or unless the context otherwise requires, all terms and expressions used herein shall have the same meanings as corresponding expressions defined in the Base Indenture, as supplemented by the First Supplemental Indenture, and as further supplemented hereby.

(a) All such terms include the plural as well as the singular;

(b) each term defined in the Base Indenture and the First Supplemental Indenture has the same meaning when used in this Second Supplemental Indenture; provided, however, that if a term is defined both herein and in the Base Indenture or the First Supplemental Indenture, the definition in the Second Supplemental Indenture shall govern with respect to the New Notes;

(c) the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Second Supplemental Indenture as a whole and not to any particular Article, Section or other subdivision; and

(d) references to “Article” or “Section” or other subdivisions herein are references to an Article, Section or other subdivisions of this Second Supplemental Indenture.

ARTICLE II

General Terms of the Notes

SECTION 2.1. Scope of Supplemental Indenture(a) . This Second Supplemental Indenture amends and supplements the provisions of the Base Indenture and the First Supplemental Indenture, to which provisions reference is hereby made. The changes, modifications and supplements to the Base Indenture and the First Supplemental Indenture effected by this Second Supplemental Indenture shall be applicable only with respect to, and shall only govern the terms of, the New Notes, which may be issued from time to time in accordance herewith, and shall not apply to any other Securities that may be issued under the Base Indenture unless a supplemental indenture with respect to such other Securities specifically incorporates such changes, modifications and supplements. For all purposes under the Base Indenture, the New Notes shall be consolidated with, and constitute a single series of Securities with the Original Notes, and with regard to any matter requiring the consent under the Base Indenture of holders of multiple series of Securities voting together as a single class, the consent of Holders of the Notes (for the avoidance of doubt, the New Notes together with the Original Notes) voting as a separate class shall also be required and the same threshold shall apply. The provisions of this Second Supplemental Indenture shall supersede, with respect to the Notes, any conflicting provisions in the Base Indenture or the First Supplemental Indenture.

SECTION 2.2. Designation and Principal Amount.

(a) There is hereby authorized to be issued under the Base Indenture, as supplemented by the First Supplemental Indenture, the New Notes, the terms and conditions of which are the same in all respects as the Original Notes (as provided in the Base Indenture, as supplemented by the First Supplemental Indenture), except for the issue date and the issue price, designated as the “3.200% Notes due 2030,” and not limited in aggregate principal amount. Further, the New Notes will be consolidated to form a single series, and be fully fungible, with the Original Notes. All New Notes issued under the Indenture will, when issued, be considered Notes for all purposes under the Base Indenture, as supplemented by the First Supplemental Indenture, and will be subject and take the benefit of all the terms, conditions and provisions of the Base Indenture, as supplemented by the First Supplemental Indenture.

(b) There is to be authenticated and delivered US$260,000,000 aggregate principal amount of New Notes.

SECTION 2.3. Further Issues. Notwithstanding the aggregate principal amount set forth in Section 2.2(b) of this Second Supplemental Indenture, the Company may from time to time, without the consent of the Holders of the Notes, issue additional Notes having the same ranking and the same interest rate, maturity and other terms as the Notes, except for the issue date, issue price and initial Interest Payment Date. Any additional Notes having such similar terms, together with the Notes, will constitute a single series of Securities under the Indenture; provided, however, that, in the event that additional notes are not fungible with the Notes for U.S. federal income tax purposes, the Company shall cause such additional notes to be issued with a separate CUSIP number.

SECTION 2.4. Form of New Notes; Denomination. The New Notes and the Trustee's certificate of authentication to be endorsed thereon are to be substantially in the form set forth in Exhibit A hereto. The New Notes shall be issued and may be transferred only in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

ARTICLE III

Miscellaneous

SECTION 3.1. Ratification of Base Indenture and First Supplemental Indenture. The Indenture, as supplemented by the First Supplemental Indenture and as further supplemented by this Second Supplemental Indenture, is in all respects ratified and confirmed, and this Second Supplemental Indenture shall be deemed part of the Base Indenture and the First Supplemental Indenture in the manner and to the extent herein and therein provided; provided that the provisions of this Second Supplemental Indenture apply solely with respect to the New Notes. The rights, privileges, immunities, benefits, protections and indemnities provided to the Trustee and the Co-Trustee under the Base Indenture shall apply to any action or inaction of the Trustee or the Co-Trustee (acting in any capacity hereunder) in connection herewith, including in connection with the execution and delivery of this Second Supplemental Indenture.

SECTION 3.2. Trust Indenture Act Controls. If and to the extent that any provision of this Second Supplemental Indenture limits, qualifies or conflicts with the duties imposed by, or another provision included in the Indenture which is required to be included in the Indenture by any of the provisions of Sections 310 to 318, inclusive, of the Trust Indenture Act, such imposed duties or incorporated provision shall control.

SECTION 3.3. Effects of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 3.4. Successors and Assigns. All covenants and agreements in this Second Supplemental Indenture by the parties hereto shall bind their respective successors and assigns and inure to the benefit of their permitted successors and assigns, whether so expressed or not.

SECTION 3.5. Separability Clause. In case any provision in this Second Supplemental Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 3.6. Benefits of the Second Supplemental Indenture. Nothing in this Second Supplemental Indenture expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or to give to, any Person or corporation other than the parties hereto and their successors and the Holders of the Notes any benefit or any right, remedy or claim under or by reason of this Second Supplemental Indenture or any covenant, condition, stipulation, promise or agreement hereof, and all covenants, conditions, stipulations, promises and agreements in this Second Supplemental Indenture contained shall be for the sole and exclusive benefit of the parties hereto and their successors and of the Holders of the Notes.

SECTION 3.7. Governing Law; Waiver of Jury Trial. This Second Supplemental Indenture and the Notes shall be deemed to be contracts made under the law of the State of New York, and for all purposes shall be governed by and construed in accordance with the law of said State.

EACH PARTY HERETO, AND EACH HOLDER OF A NOTE BY ACCEPTANCE THEREOF, HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS SECOND SUPPLEMENTAL INDENTURE.

SECTION 3.8. Force Majeure. In no event shall the Trustee or the Co-Trustee, acting in any capacity hereunder, be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, epidemics, pandemics, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee or the Co-Trustee, acting in any capacity hereunder, shall use reasonable efforts that are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances..

SECTION 3.9. U.S.A. Patriot Act. The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. Patriot Act, the Trustee, like all financial institutions, and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Second Supplemental Indenture agree that they will provide the Trustee with such information as it may reasonably request as required in order for the Trustee to satisfy the requirements of the U.S.A. Patriot Act.

SECTION 3.10. Trustees. The Trustees shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Second Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company and the rights, protections and indemnities afforded the Trustee and the Co-Trustee (acting in any capacity thereunder or hereunder) shall apply to any action or inaction of the Trustee or the Co-Trustee hereunder or in connection with the transactions contemplated hereunder.

SECTION 3.11. Agent for Service; Submission to Jurisdiction; Waiver of Immunities. By the execution and delivery of this Second Supplemental Indenture, the Company (i) irrevocably designates and appoints, and acknowledges that it has irrevocably designated and appointed, Puglisi & Associates (“Puglisi”), 850 Library Avenue, Suite 204, Newark, Delaware 19711, as its authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Notes or this Second Supplemental Indenture that may be instituted in any United States federal or New York state court in The City of New York or brought under federal or state securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder) or the Co-Trustee (whether in its individual capacity or in its capacity as Co-Trustee hereunder) or, subject to Section 5.7 of the Base Indenture, any Holder of Notes in any United States federal or New York state court in The City of New York, (ii) submits to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding, and (iii) agrees that service of process upon Puglisi and written notice of said service to the Company (mailed or delivered to its Secretary at its principal office specified in the first paragraph of the Base Indenture), shall be deemed in every respect effective service of process upon the Company in any such suit, action or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of Puglisi & Associates in full force and effect so long as any of the Notes shall be Outstanding or any amounts shall be payable in respect of any Notes.

The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such action, suit or proceeding in any such court or any appellate court with respect thereto and irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any such action, suit or proceeding in any such court.

To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under this Second Supplemental Indenture and the Notes, to the extent permitted by law.

SECTION 3.12. Execution in Counterparts; Electronic Signature. This Second Supplemental Indenture may be manually or electronically executed in any number of counterparts (including by facsimile or electronic transmission (including .pdf file, .jpeg file, Adobe Sign, or DocuSign)), each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same Second Supplemental Indenture. Delivery of an executed counterpart signature page of this Indenture by facsimile or any such electronic transmission shall be effective as delivery of a manually executed counterpart of this Indenture and shall have the same legal validity and enforceability as a manually executed signature to the fullest extent permitted by applicable law. Any electronically signed document delivered via e-mail from a person purporting to be an authorized officer shall be considered signed or executed by such authorized officer on behalf of the applicable person and will be binding on all parties hereto to the same extent as if it were manually executed.

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed, all as of the day and year first above written.

CI FINANCIAL CORP.

By:	/s/ Douglas Jamieson
Name: Douglas Jamieson
Title:Chief Financial Officer

Computershare Trust Company, N.A. As Trustee

By:	/s/ Jerry Urbanek
Name: Jerry Urbanek
Title:Trust Officer

Computershare Trust Company OF CANADA, AS CO- Trustee

By:	/s/ Lisa M. Kudo
Name: Lisa M. Kudo
Title:Corporate Trust Officer

By:	/s/ Danny Snider
Name: Danny Snider
Title:Corporate Trust Officer

EXHIBIT A

[FORM OF FACE OF SECURITY]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE OF THE DEPOSITARY, WHICH MAY BE TREATED BY THE COMPANY, THE TRUSTEE AND ANY AGENT THEREOF AS OWNER AND HOLDER OF THIS SECURITY FOR ALL PURPOSES.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY, OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY, OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

CUSIP No. 125491 AN0

ISIN No. US125491AN04

CI FINANCIAL CORP.

3.200% NOTES DUE 2030

No. 3	US$260,000,000

As revised by the
Schedule of Increases
or Decreases in
Global Security
attached hereto

Interest. CI FINANCIAL CORP., a corporation duly organized and existing under the laws of the Province of Ontario (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to CEDE & CO. or registered assigns, the principal sum of TWO HUNDRED AND SIXTY MILLION UNITED STATES DOLLARS (US$260,000,000), as revised by the Schedule of Increases or Decreases in Global Security attached hereto, on December 17, 2030 and to pay interest thereon from December 17, 2020 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on June 17 and December 17 in each year, commencing June 17, 2021 at the rate of 3.200% per annum, until the principal hereof is paid or made available for payment. If any Interest Payment Date falls on a day that is not a Business Day, the Interest Payment Date shall be postponed to the next succeeding Business Day, and no interest on such payment shall accrue for the period from and after such Interest Payment Date. If the maturity date of the Notes or any Redemption Date falls on a date that is not a Business Day, the payment of interest and principal of the Notes may be made on the next succeeding Business Day, and no interest on such payment shall accrue for the period from and after the maturity date or Redemption Date, as applicable.

Method of Payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Record Date for such interest, which shall be June 3 or December 3, as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and shall be paid to the Person in whose name this Security is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice thereof having been given to Holders of Securities not less than 10 days prior to such Special Record Date, all as more fully provided in said Indenture. Payment of the principal of (and premium, if any) and any such interest on this Security will be made at the Corporate Trust Office in U.S. Dollars.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Authentication. Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual or electronic signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated:

CI FINANCIAL CORP. .

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Date of authentication:

Computershare Trust Company, N.A. As Trustee

By:
Name:
Title:

[FORM OF REVERSE OF SECURITY]

Indenture. This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of December 17, 2020 (the “Base Indenture”), as supplemented by the First Supplemental Indenture dated December 17, 2020 (the “First Supplemental Indenture”), as further supplemented by a Second Supplemental Indenture dated January 19, 2021 (the “Second Supplemental Indenture,” and together with the Base Indenture and the First Supplemental Indenture, the “Indenture”), among the Company, Computershare Trust Company, N.A., a national banking association, as U.S. trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture), and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as co-trustee (herein called the “Co-Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee, the Co-Trustee and the Holders of the Securities of this series and of the terms upon which the Securities of this series are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, currently limited in aggregate principal amount to US$960,000,000.

Optional Redemption. The Securities of this series will be redeemable as a whole at any time or in part from time to time, at the option of the Company, prior to September 17, 2030 (three months prior to the maturity date of the Securities of this series), at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities of this series to be redeemed; and (ii) as determined by the Company, the sum of the present values of the Remaining Scheduled Payments in respect of the Notes to be redeemed (exclusive of any accrued interest) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points, plus, in each case, any interest accrued but not paid to, but excluding, the Redemption Date.

Commencing on September 17, 2030 (three months prior to the maturity date of the Securities of this series) (the “Par Call Date”), the Securities of this series are redeemable at the Company’s option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the Securities of this series to be redeemed, plus, in each case, accrued and unpaid interest to, but excluding, the Redemption Date.

For purposes of determining the optional redemption price, the following definitions are applicable:

“Remaining Scheduled Payments” means the remaining scheduled payments of principal of, and interest on, the Notes called for redemption that would be due after the related redemption date but for that redemption (as if such Notes were redeemed on the Par Call Date).

“Treasury Rate” means, with respect to any Redemption Date for the Securities of this series, (1) the yield, which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated ‘‘H.15’’ or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity, for the maturity corresponding to the Comparable Treasury Issue (or if no maturity is within three months before or after the maturity date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounded to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate will be calculated by the Company on the third Business Day preceding the Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Securities of this series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Securities of this series (assuming for this purpose that the Securities of this series mature on the Par Call Date).

“Comparable Treasury Price” means, with respect to any Redemption Date for the Securities of this series, the average of the Reference Treasury Dealer Quotations for that Redemption Date.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company.

“Reference Treasury Dealer” means three primary U.S. Government securities dealers in New York City appointed by the Company (each, a “Primary Treasury Dealer”).

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by that Reference Treasury Dealer at 3:30 p.m. (New York City time) on the third Business Day preceding that Redemption Date.

Notice of any optional redemption will be delivered at least 15 days but not more than 60 days before the Redemption Date (unless a shorter period shall be satisfactory to the Trustee) to each registered Holder of the Securities of this series to be redeemed, and notice of such optional redemption may, in the Company’s discretion, be subject to the satisfaction of one or more conditions precedent. Unless the Company defaults in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the Securities of this series or portions of the Securities of this series called for redemption, unless subject to a condition precedent that has not been satisfied. If less than all the Securities of this series are to be redeemed, the particular Securities to be redeemed shall be selected (x) for Securities in global form, in accordance with customary and applicable policies and procedures of the relevant depositary and (y) for Securities in definitive form, not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Securities of this series not previously called for redemption, by lot or in such manner as the Trustee shall deem fair and appropriate; provided, however, that no such partial redemption shall reduce the portion of the principal amount of a Security not redeemed to less than the minimum authorized denomination for the Securities of this series. If such redemption is subject to a condition precedent that has not been satisfied, the Company shall provide written notice to the Trustee prior to the close of business at least two Business Days prior to the Redemption Date (unless a shorter period shall be satisfactory to the Trustee). Upon receipt of such notice, the notice of redemption shall be rescinded and the redemption of the Securities shall not occur.

Tax Redemption. The Securities will also be subject to redemption as a whole, but not in part, at our option at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the aggregate principal amount, together with accrued interest thereon to the redemption date, in the event the Company becomes or would become obligated to pay, on the next date on which any amount would be payable with respect to the Securities, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), any change in any official position regarding the application or interpretation of such laws or regulations, or a judicial decision rendered by a court of competent jurisdiction (whether or not made, taken or reached in respect of us), which change is announced or becomes effective on or after the date of the applicable prospectus supplement, provided that the Company determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to the Company (not including substitution of the obligor under the Securities).

Except as set forth herein, the Securities will not be redeemable by the Company prior to maturity. The Securities will not be entitled to the benefit of any sinking fund.

Defaults and Remedies. If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

Change of Control. If a Change of Control Triggering Event occurs with respect to the Securities of this series, unless the Company has exercised its option to redeem the Securities of this series in accordance with the provisions set forth in this Security under the heading “Optional Redemption,” Holders of the Securities of this series will have the right to require the Company to repurchase all or any part (equal to US$2,000 and additional multiples of US$1,000) of their Securities as set forth in Article IV of the First Supplemental Indenture.

Amendment, Modification and Waiver. The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities to be affected under the Indenture at any time by the Company, when authorized by or pursuant to a Board Resolution, the Trustee and the Co-Trustee, with the consent of the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding to be affected. The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

Restrictive Covenants. The restrictive covenants for this Security are as specified in the Indenture. The Indenture does not limit unsecured debt of the Company or any of its Subsidiaries.

Denominations, Transfer and Exchange. The Securities of this series are issuable only in registered form without coupons in denominations of US$2,000 and in integral multiples of US$1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registerable in the Security Register, upon surrender of this Security for registration of transfer at the Registrar accompanied by a written request for transfer in form satisfactory to the Company and the Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Persons Deemed Owners. Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee shall treat the Person in whose name this Security is registered as the Holder hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

Miscellaneous. The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of said State.

All terms used in this Security and not defined herein shall have the meanings assigned to them in the Indenture.

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY

The following increases or decreases in this Global Security have been made:

Date of Exchange	Amount of increase in Principal Amount of this Global Security	Amount of decrease in Principal Amount of this Global Security	Principal Amount of this Global Security following each decrease or increase	Signature of authorized signatory of Trustee